UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

IRON MOUNTAIN CHALLENGE, INC.

Legal status of issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of organization:

07-23-21

Physical address of issuer:

320 Macon Drive Bridgeport, CT 06606

Website of issuer:

www.verticalonefitness.com

Is there a co-issuer? ☒ no

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of security offered:

Common Stock

Target number of securities to be offered:

100,000 Shares

Price (or method for determining price):

$1.00 per Share

Target offering amount:

$100,000

Oversubscriptions accepted: Yes

At the discretion of the intermediary

Maximum offering amount (if different from target offering amount):

$1,069,000.00

Offering Termination Date:

March 10, 2023

Disbursement from Escrow: Bi-Monthly (twice per month) or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

2

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Iron Mountain Challenge, Inc.
(Issuer)

By

James W D'Elia
(Signature)

James D'Elia, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities andon the dates indicated.

James W D'Elia
(Signature)

James D'Elia

Title: President

3-3-22
(Date)

4

TABLE OF CONTENTS

March 10, 2022

IRON MOUNTAIN CHALLENGE, INC.

DBA "Vertical One Fitness"

FORM C

Up to $1,069,000 Shares of Common Stock
$1.00 per Share

Iron Mountain Challenge, Inc. dba "Vertical One Fitness" ("IMC," "Vertical Fitness", the "Company," "we," "us," or "our") is offering up to a maximum amount of $1,069,000 (the "Maximum Offering Amount") of Common Stock, 1,069,000 Shares at $1.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The target amount that must be raised prior to the Company accessing funds from the Escrow Account is $100,000 (the "Target Offering Amount").

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent"). After the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust, who will serve as the Escrow Agent (the "Escrow Agent") for this Offering. Securities sold in this Offering will be issued electronically, there will be no certificates issued for Shares. Records of ownership for the securities issued will be recorded at the registered Transfer Agent, KoreConX, Inc. Investors may log into the KoreConX platform to view their holdings in the Company. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered orthe terms of the offering, nor does it pass upon the accuracy or completeness of any offering document orliterature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. *Name of issuer*: Iron Mountain Challenge, Inc.

ELIGIBILITY

2. Iron Mountain Challenge, Inc. certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. *Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting*

requirements of Rule 202 of Regulation Crowdfunding? ☒ No

DIRECTORS OF THE COMPANY

4. *Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:*

Name: James J. D'Elia   *Dates of Board Service:* July 23, 2021 - Present
    Principal Occupation: President/CEO/Chairman
    Employer: Dates of Service: July 23, 2021 - Present
    Employer's principal business: Fitness Industry

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: President/CEO/Chairman   *Dates of Service:* 2001-2008
    Position: President/CEO/Chairman   *Dates of Service:* 1992-2000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Saw Mill Flooring
    Employer's principal business: Construction-hardwood flooring installation
    Title: Chief Executive Officer   *Dates of Service:* 2001-2008
    Responsibilities: Management of business, employees, contracts, financials to marketing.

    Employer: Moon Beam Entertainment
    Employer's principal business: Video rental business
    Title: Chief Executive Officer   *Dates of Service:* 1992-2000
    Responsibilities: Management of business, employees, financials to marketing.

OFFICERS OF THE COMPANY

5. *Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:*
    Name: James J. D'Elia
    Title: President/CEO   *Dates of Service:* July 23, 2021 - Present
    Responsibilities:

List any prior positions and offices with the issuer and the period of time in which the officerserved in the position or office:

As Above

PRINCIPAL SECURITY HOLDERS

6. *Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.*

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James J. D'Elia	4,276,000 Shares of Common Stock	100 %

BUSINESS AND ANTICIPATED BUSINESS PLAN

Business Model

Iron Mountain Challenge, Inc. ("IMC"), doing business as "Vertical One Fitness", was formed to develop, commercialize, own and manage a unique fitness concept called a "Vertical Fitness Center". This innovative fitness concept constitutes a 10,000 square foot fitness center and a 10-story stair climbing tower. The tower will be used for stair climbing where members of the fitness center will experience a cardio workout that is unique to the fitness industry. It is Management's opinion that the innovative stair climbing tower and focus on cardio health and general fitness will give IMC an advantage over traditional gyms, fitness centers and boutique studios that operate more traditional fitness models and use more traditional equipment. It is Management's opinion the IMC experience will better enable the fitness club members to fulfill their full potential, meet their cardio and strength fitness goals, and sustain their overall wellness.

Why Stair Climbing?

If you run, jog, bike, use treadmills, stair steppers or do other forms of standard cardio exercise you may not be as cardio fit as you think. The ultimate test of physical fitness is stair climbing. Stair climbing engages all the lower body muscle groups while also improving cardio fitness by increasing VO2 max, a key component of cardiovascular fitness. In addition to being an A+ form of cardio exercise, actual physical "stair climbing" burns twice the calories as walking in less time, requires no special equipment, builds muscle, reduces fat, and is a low impact, weight bearing form of exercise that helps bones stay strong without applying excessive pressure on bones, joints or connective tissues.

The problem is most people do not have access to stair towers to exercise daily. By providing them with an indoor, climate-controlled stair tower, they can obtain a cardio workout and strengthen their lower body in comfort, away from the weather elements (heat, rain, snow and cold) and exercise in a safe facility away from the harm of motor vehicles. The Company's proposed solution is the Iron Mountain Challenge (IMC), a vertical fitness center comprised of a ten-story stair tower where stair climbing serves as a primary form of cardio exercise.

See "Exhibit E – Business Plan" for more information on the Company's forward business plans and operations.

Risk Factors

As a new company we have a limited operating history. The Company was formed in July 2021. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations nor have we developed an initial IMC location yet. Accordingly, we are in the initial business development phase, and our activities to date have involved research and product development, and business planning. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive markets such as fitness centers and fitness products. If we are unable to effectively allocate our resources, develop an initial IMC center, and generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure and IMC facilities to implement our business model. For example, we may hire additional employees, develop fitness locations, and manufacture product. In addition, we plan to significantly increase our operating expenses to:

● fully develop and broaden our fitness technology and fitness product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is highly dependent on our President, James D'Elia. We believe that our success will depend on the continued employment of talented senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employee and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our fitness concept business plan. For example, we may hire additional employees, expand our product offerings, and secure space for our fitness centers. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs additional commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness in addition to the revolving debt currently maintained on the Company's balance sheet, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors in the fitness industry have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances in fitness equipment, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their related fitness product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the

Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officer will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Our business may not grow as planned. The Company's ability to penetrate and expand markets for its fitness products is dependent on a number of factors including capitalization and marketing. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Inadequacy Of Funds. Gross offering proceeds of a maximum of $1,069,000 may be realized. There is No Minimum Target Amount for this Offering. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

General Economic Conditions. The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products and services**.** The Company has no control over these changes.

Limited Transferability & Liquidity. To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Shares sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Offering Price. The price of the Shares offered has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Projections: Forward Looking Information. Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by The Company's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature.

In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

Covid-19 Related Risk. In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The final impacts of the outbreak, and economic consequences, are unknown and rapidly evolving.

The Covid19 health crisis has adversely affected the U.S. and global economy, resulting in an economic downturn that could impact demand for our products and services. Further, mitigation efforts by State and local governments have resulted in certain business operating restrictions that have negatively impacted the economy and could impact the Company's financial results.

The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Long Term Nature Of Investment. An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market For Shares. There is no current market for the Shares offered in this private Offering and no market is expected to develop in the near future.

THE OFFERING

Iron Mountain Challenge, Inc. ("IMC," the "Company," "we," "us," or "our"), is offering an amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $1,069,000 (the "Maximum Offering Amount") of Common Stock, 1,069,000 Shares at $1.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than March 10, 2023 (the "Offering Deadline"). The Company has 8,000,000 authorized Shares of Common Stock and 0 authorized Shares of Preferred Stock. As of the date of this Offering, 4,276,000 Shares of Common Stock were issued and outstanding in the Company. 100% of issued shares prior to the Offering are issued to James D'Elia, President of the Company.

The Company is offering 1,069,000 Shares at $1.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 5,345,000 Common Shares issued in the Company with the Shares sold through this Offering equaling 20% ownership of issued Shares in the Company post offering. The Shares sold are Common Shares that have standard voting rights within the Company.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. There is no Minimum Target Amount for this Offering.

Use of Proceeds	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Marketing (Grand Opening Event)	7%	$85,000
Payroll	48%	$579,690
Rent	9%	$100,000
Utilities	2%	$22,374
Sales (Membership Advocate)	4%	$50,000
General & Administrative	4%	$52,936
Working Capital Reserves	26%	$146,930
Intermediary Fee - Commission	3%	$32,070
Total	**100%**	**$1,069,000**

*Rialto Markets, LLC shall take one percent (1%) equity and three percent (3%) commission of the funds raised in the Offering.
**The Company has paid $10,000 to Regulation D Resources Enterprises, Inc. to prepare documents related to the Offering.

If less than the Maximum Offering Amount is raised, the Company will use the same proportions for amount raised.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

7. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No testing the waters materials were used prior to this Offering.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Securities purchased shall be recorded as book entries within the Transfer Agents recording system. Shares sold shall be non-certificated.

8. How can an investor cancel an investment commitment?

> **NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**
>
> **The intermediary will notify investors when the target offering amount has been met.**
>
> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**
>
> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**
>
> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Company has 8,000,000 authorized Shares of Common Stock and 0 authorized Shares of Preferred Stock. As of the date of this Offering, 4,276,000 Shares of Common Stock were issued and outstanding in the Company. 100% of issued shares prior to the Offering are issued to James D'Elia, President of the Company.

The Company is offering 1,069,000 Shares at $1.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 5,345,000 Common Shares issued in the Company with the Shares sold through this Offering equaling 20% ownership of issued Shares in the Company post closing. The Shares sold are Common Shares that have standard voting rights within the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beg inning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by thepurchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference): None				
_____			Yes No	Yes No Specify: _____
_____			Yes No	Yes No Specify: _____
Common Stock: 8,000,000			X Yes No	Yes X No Specify: _____
Debt Securities: None			Yes No	Yes No Specify: _____
Other:				
_____			Yes No	Yes No Specify: _____
_____			Yes No	Yes No Specify: _____

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants: None	
Options: None	

Other Rights:

_____

_____

9. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? Sales of additional shares from the Company's authorized share pool would dilute exisiting owners of common shares.

10. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   Yes X No
Explain: _____

11. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? The Principal Shareholder shall maintain voting control of the Company and will be able to control the Company post offering.

12. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. The securities were arbitrarily valued by the management of the Company based on forward financial projections, projections of company growth, and valuations attained by similar companies operating in the fitness industry. Future valuations will be determined using similar methods.

13. What are the risks to purchasers of the securities relating to minority ownership in the issuer? Lack of voting control and lack of control over corporate decisions such as sale or merger of the company or dissolution of the Company.

14. What are the risks to purchasers associated with corporate actions including:
   * additional issuances of securities,
   * issuer repurchases of securities,
   * a sale of the issuer or of assets of the issuer or
   * transactions with related parties?

 See "Risk Factors" section of this Form C.

15. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Chase Bank	$190.95	17.24%	revolving debt	
American Express	$9,514.57	19.24%	revolving debt	
Bank of America	$6,793.75	21.24%	revolving debt	

16. What other exempt offerings has the issuer conducted within the past three years? None

17. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: No

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following :

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
--------------	--------------	--------------	--------------
$			_____
$			_____
$			_____

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling , mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law,or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

18. Does the issuer have an operating history? ⊠ Yes   No

19. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company is a pre-revenue development stage company. The primary assets of the Company are intellectual property as developed by the Company's management team.   The Company currently has nominal available cash on hand and marginal revolving debt. Operational activities to date have focused on the development tof the proposed business plan and development of certain intellectual property regarding the Company fitness concept and equipment.

20.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing m e m b e r of the issuer, any beneficial owner of 20 percent ormore of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security?   Yes X No
   (ii) involving the making of any false filing with the Commission?
      Yes X No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      Yes X No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security?   Yes X No;
   (ii) involving the making of any false filing with the Commission?
      Yes X No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities?   Yes X No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?   Yes X No
        (B) engaging in the business of securities, insurance or banking ?
          Yes X No
        (C) engaging in savings association or credit union activities?
          Yes X No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?   Yes X No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ?   Yes X No
    (ii) places limitations on the activities, functions or operations of such person?
      Yes X No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock ?   Yes X No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
      Yes X No
    (ii) Section 5 of the Securities Act?   Yes X No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

    Yes X No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

    Yes X No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    Yes X No

If Yes, explain: _____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until :
    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
    (3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A: FINANCIALS

INDEPENDENT ACCOUNTANT REVIEW REPORT

FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT REVIEW REPORT

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
DECEMBER 31, 2021

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

DESCRIPTION	PAGE



haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Iron Mountain Challenge, Inc. (dba Vertical One Fitness):

I have reviewed the accompanying financial statements of Iron Mountain Challenge, Inc. (dba Vertical One Fitness), which comprise the Statement of Assets & Liabilities as of December 31, 2021, and the related Statement of Operations, Statement of Changes in Partners' Capital and Statements of Cash Flows for the six months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 10 to the financial statements, Iron Mountain Challenge, Inc. (dba Vertical One Fitness) has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 10. Our opinion is not modified with respect to this matter

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: February 24, 2022

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)
Statement of Assets and Liabilities
As of December 31, 2021

	Dec. 31, 2021
ASSETS:	
Current Assets	
Cash and Cash Equivalents	$ 6,350
Total Current Assets	**6,350**
Fixed Assets	-
Other Assets	-
Total Assets	**6,350**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	16,499
Loan term liabilities	-
Total Liabilities	**16,499**
Share Holders Equity	
Retained Earnings/(Loss)	-
Net Income/(Loss)	(46,036)
Net owner's inflow/(outflow)	35,887
Total Share Holders Equity	**(10,149)**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 6,350**

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)
Statement of Operations
For the Six Months Ended December 31, 2021

	Six Months Ended Dec. 31, 2021
REVENUE	
Revenue	$ -
TOTAL REVENUE	-
OPERATING EXPENSES:	
Professional Fees	(11,559)
Fundraising	(8,500)
Marketing	(8,380)
Website	(6,352)
Licenses and permits	(3,271)
Office supplies	(2,700)
Telephone	(1,601)
Travel expenses	(841)
Miscellaneous	(731)
Background investigations	(322)
Total operative expenses	**(44,257)**
OPERATING LOSS	**(44,257)**
Interest Expense	(1,780)
Net Income (Loss) before Taxes	**(46,036)**
Taxes	-
Net Income (Loss) After Taxes	$ **(46,036)**

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)
Statement of Changes in Partners' Capital
For the Six Months Ended December 31, 2021

Partners' capital, Jan 1, 2021	$	-
Capital contributions		35,887
Capital distributions		-
Net income (Loss)		(46,036)
Partners' capital, Dec. 31, 2021	$	**(10,149)**

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)
Statements of Cash Flows
For the Six Months Ended December 31, 2021

	Six Months Ended Dec. 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (46,036)
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:	
Increase in Current Liabilities	16,499
Total adjustments	16,499
Net cash provided (used) by operating activities	**(29,537)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided (used) by financing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	35,887
Net cash provided (used) by financing activities	**35,887**
Net increase (decrease) in cash and equivalent	6,350
CASH AND CASH EQUIVALENTS: Jan. 1 2021	0
CASH AND CASH EQUIVALENTS: Dec. 31 2021	$ **6,350**

IRON MOUNTAIN CHALLENGE, INC.
(dba VERTICAL ONE FITNESS)
Notes to Financial Statements
For the Six Months Ended December 31, 2021

NOTE 1. <u>GENERAL</u>

Iron Mountain Challenge, Inc. (dba Vertical One Fitness) is organized under the laws of the state of Delaware. Iron Mountain Challenge, Inc. (dba Vertical One Fitness) was founded in July 2021. Iron Mountain Challenge, Inc. (dba Vertical One Fitness) plans to carve out a niche in the heart health market and positioned as cardio workout experts. Iron Mountain Challenge, Inc. (dba Vertical One Fitness) plans to have a 10,000 square foot fitness center adjacent to a ten-story stair tower in which stair climbing will serve as the primary cardio offering. For funds Iron Mountain Challenge, Inc. (dba Vertical One Fitness) plans to conduct crowdfunding campaign under regulation CF. The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) is temporarily headquartered in Bridgeport, CT.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Iron Mountain Challenge, Inc. (dba Vertical One Fitness) maintains current liabilities with accounts payable carrying month to month. Further, Iron Mountain Challenge, Inc. (dba Vertical One Fitness) maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets and liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Marketing Costs</u>

Marketing costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Advertising expense for the year ended December 31, 2021 was $8,380.

<u>Income Taxes</u>

The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Uncertain Tax Positions:</u>

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the company's tax return will not be challenged by the taxing authorities and that the Company or its shareholder will not be subject to additional tax or penalties as a result of such challenge.

<u>Fixed Assets</u>

Furniture and equipment are stated at cost, if purchased. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Depreciation ranges from three to five years. Expenditures for normal maintenance and repairs are charged to expense.

<u>Revenue Recognition</u>

The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) recognizes revenue on the income statement in the period when realized and earned. The Company's revenues are generated through service contracts with various clients.

Note 3. <u>CASH AND CASH EQUIVALENTS</u>

Cash & cash equivalents at six months ended consist of the following checking accounts:

	December 31, 2021
Cash	$ 6,350
Total	**$ 6,350**

Note 4. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Iron Mountain Challenge, Inc. is in conformity with the Delaware Labor Laws and Regulations, OSHA Safety and Health Protection, Delaware Minimum Wage, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

Note 5. <u>FAIR VALUE MEASUREMENT</u>

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs to the extent possible as well as considers counterparty credit risks in its assessment of fair value. Fair values of assets measured on a recurring basis at December 31, 2021 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 6,350	-	-	-

NOTE 6. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the Iron Mountain Challenge, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 7. <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through December 31, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 8. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) has not experienced any losses in such accounts. The Iron Mountain Challenge, Inc. (dba Vertical One Fitness) believes they are not exposed to any significant credit risk related to these deposit accounts.
Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Iron Mountain Challenge, Inc. (dba Vertical One Fitness) had $0, of uninsured balances at these institutions.

NOTE 9. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 10. <u>GOING CONCERN</u>

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of

NOTE 10. <u>GOING CONCERN (Continued)</u>

business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 11. <u>EQUITY</u>

The company has authorized 10,000 of common shares with a par value of $0.001 per share. 10,000 shares were issued and outstanding as of 2021. All shares shall be common shares and of one class.

NOTE 12. <u>RELATED PARTY TRANSACTIONS</u>

The company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

EXHIBIT B: SHAREHOLDER AGREEMENT

IRON MOUNTAIN CHALLENGE, INC.
STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT ("Agreement") effective March 10, 2022 (the "Effective Date") is by and among IRON MOUNTAIN CHALLENGE, INC., a Delaware corporation (the "Company"), the holder of Shares (as defined below) whose name is set forth under the heading "Majority Shareholder" on Schedule 1 (the "Majority Shareholder"), and the holder of Shares whose names are set forth under the heading "Minority Shareholder" on Schedule 2 and those shareholders who become a party to this Agreement by signing a joinder as a minority shareholder (the "Minority Shareholders"). The Majority Shareholder and the Minority Shareholders are sometimes referred to individually as a "Shareholder" and collectively as the "Shareholders". The Company, the Majority Shareholder, and the Minority Shareholder are sometimes referred to individually as a "Party" and collectively as "Parties".

RECITALS

The capital stock of the Company consists of eight million (8,000,000) shares of common stock, par value $.0001 per share (the "Common Stock"), of which 4,276,000 shares are issued and outstanding and held by the Shareholder listed on Schedule 1. The Common Shares whether now owned or hereafter acquired by the Shareholders are subject to the terms and conditions of this Agreement and are collectively referred to as the "Shares". The Parties desire to enter into this Agreement pursuant to Section 202 and Section 218 of the Delaware General Corporation Law to assure continuity in the management and business operations of the Company by (i) restricting each of the Minority Shareholders' ability to transfer and encumber their Shares, and (ii) providing for certain transfer rights in the event of the sale of more than half of the outstanding Fully Diluted Shares of the Company.

NOW THEREFORE, the Parties agree as follows:

1.   Prohibited Transfers. No Minority Shareholder shall sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber (each a "Transfer"), all or any part of the Shares owned by him except as provided in Sections 3 and 4 of this Agreement and in compliance with the terms of this Agreement. The Company shall not transfer on its books any of the Shares that are subject to this Agreement unless the provisions of this Agreement have been complied with in full. Any purported transfer by a Minority Shareholder of Shares without full compliance with the provisions of this Agreement shall be null and void.

2.   Minority Shareholder Voting and Proxy.

        (a)   Minority Shareholder Voting. Each Minority Shareholder shall vote all of their Shares now owned or hereafter acquired by such Minority Shareholder (and attend, in person or by proxy, all meetings of shareholders) on all matters coming before the Minority Shareholders in the manner designated by Saion Sinha (the "Agent"). The voting agreements in this Section 2 are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with the terms of this Agreement.

(b)   Minority Shareholder Proxy.

(i)   Each Minority Shareholder, by this Agreement, hereby constitutes and appoints the Agent, with full power of substitution, as the Minority Shareholder's true and lawful attorney and irrevocable proxy, for and in the Minority Shareholder's name, place and stead, to vote on any matter coming before the Minority Shareholders each of the Shares owned by such Minority Shareholder as such Minority Shareholder's proxy, at every meeting of the Shareholders of the Company or any adjournment thereof or in connection with any written consent of the Shareholders, in such manner as the Agent in its sole discretion determines to vote such Shares. Each Minority Shareholder intends the foregoing proxy to be, and it shall be, irrevocable and coupled with an interest and hereby revokes any proxies previously granted by such Minority Shareholder with respect to any Shares; and

(ii)   Each Minority Shareholder agrees that such Minority Shareholder will not enter into any agreement or understanding with any person or entity or take any action which will permit any person or entity to vote or give instructions to vote the Shares in any manner inconsistent with the terms of this Section 2. Each Minority Shareholder further agrees to take further action and execute and deliver, and cause others to execute and deliver such other instruments as may be necessary to effect the intent of this Agreement, including without limitation, proxies and other documents permitting the Agent or its designee to vote the Shares or to direct the record owners thereof to vote the Shares in accordance with this Agreement. Without limiting the foregoing, each Minority Shareholder will deliver to the Agent a duly executed Irrevocable Proxy in the form attached hereto as Schedule 4 contemporaneously with the execution of this Agreement.

(c)   Transfer of Rights. Any transferee to whom Shares are Transferred by a Minority Shareholder in accordance with the terms of this Agreement shall be bound by the voting obligations imposed upon a Minority Shareholder to the same extent as if such transferee were a Minority Shareholder under this Agreement.

3.   Permitted Transfers.

(a)   Sections 1 and 4 of this Agreement shall not apply to: (i) any Transfer of Shares by a Minority Shareholder by gift or bequest or through inheritance to, or for the benefit of, any member or members of his or her immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or to a trust, partnership or limited liability company for the benefit of such members, provided that such Minority Shareholder retains sole and exclusive control over the voting and disposition of such Shares until the termination of this Agreement; (ii) any Transfer of Shares by a Minority Shareholder to a trust in respect of which he or she serves as trustee, provided that the trust instrument governing such trust shall provide that such Minority Shareholder, as trustee, shall retain sole and exclusive control over the voting and disposition of such Shares until the termination of this Agreement; (iii) any sale of Shares in a public offering pursuant to a registration statement filed by the Company with the Shares and Exchange Commission (a "Public Offering").

(b)   In the event of any such Transfer pursuant to Section 3(a), the transferee of the Shares shall hold the Shares so acquired with all the rights conferred by, and subject to all the restrictions imposed by this Agreement, and as a condition to such Transfer, each such transferee shall execute and deliver an instrument of accession in the form of Schedule 3 agreeing to be bound by this Agreement.

4.   Right of First Refusal on Dispositions by the Minority Shareholders.

(a)   If any Minority Shareholder wishes to sell, assign, transfer or otherwise dispose of any or all Shares owned by him pursuant to the terms of a bona fide offer received from a third party, he shall submit a written offer to sell such Shares to the Company and the Majority Shareholder on terms and conditions, including price, on which he proposes to sell such Shares to such third party (the "Offer"). The Offer shall disclose the identity of the proposed purchaser or transferee, the Shares proposed to be sold or transferred, the agreed terms of the sale or transfer, including price, and any other material facts relating to the sale or transfer. Within fifteen (15) days after receipt of the Offer, the Company may give notice to the Minority Shareholder of its intent to purchase the offered Shares (an "Acceptance Notice"). The Majority Shareholder shall have the right to purchase, on the same terms and conditions set forth in the Offer, the offered Shares which the Company shall not have agreed to purchase from the Minority Shareholder.

(b)   In the event that (i) the Company fails to give a timely Acceptance Notice or (ii) the Company and the Majority Shareholder, taken together, do not complete the purchase of all of the Shares offered by the Minority Shareholder pursuant to and within forty-five (45) days after the Offer, each such agreement to purchase the Shares shall be deemed null and void, and such Shares may be sold by such Minority Shareholder at any time within one hundred-eighty (180) days after the expiration of the Offer, but subject to the provisions of this Section 4. Any such sale shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the purchaser than those specified in the Offer. Any Shares not sold within such one hundred-eighty (180) day period shall continue to be subject to the requirements of a prior offer and re-sale pursuant to this Section 4.

5.   Termination. This Agreement, and the respective rights and obligations of the Parties, shall terminate upon the earliest to occur of the following:

(a)   the completion of a fully underwritten, firm commitment public offering pursuant to an effective registration under the Shares Act covering the offering or sale by the Company of its Shares (a "Public Offering");

(b)   the written agreement of the majority of the Majority Shareholders, assuming that all options, warrants or other convertible Shares or instruments or other rights to acquire Common Shares or any other existing or future classes of capital stock have been exercised or converted, as applicable, in full, regardless of whether any such options, warrants, convertible Shares or instruments or other rights are then vested or exercisable or convertible in accordance with their terms ("Fully Diluted Shares") then outstanding;

(c)   the dissolution, bankruptcy, or receivership of the Company; or

(d)   the cessation of the Company's business, whether by sale of assets, liquidation or otherwise.

6.   Tag-Along Rights.

3

(a)   Any Shareholder desiring to sell Shares held by such Shareholder to any transferee in a bona fide arm's-length transaction or series of transactions, which sale includes the sale of, in the aggregate, at least 50% of the Fully Diluted Shares, shall give not less than thirty (30) days' prior written notice of such proposed sale to each other Shareholder (a "Tag-Along Shareholder") and to the Company. Such notice (the "Tag-Along Notice") shall set forth the terms and conditions of such proposed sale, including the name and address of the proposed transferee, the number of Common Shares and Preferred Shares proposed to be transferred (the "Tag-Along Shares"), the purchase price per Common Share and Preferred Share proposed to be paid, the payment terms and proposed closing date. For a period of ten (10) days after delivery of the Tag-Along Notice by the transferring Shareholder, each Tag-Along Shareholder shall have the option to sell his Common Shares and Preferred Shares to the transferee in such proposed sale upon the same terms and conditions as the transferring Shareholder up to that number of Fully Diluted Shares as is proposed to be sold by the transferring Shareholder which is owned by the Tag-Along Shareholder as shall equal the product of (A) a fraction, the numerator of which is the number of Fully Diluted Shares of the transferring Shareholder proposed to be sold and the denominator of which is the aggregate number of Fully Diluted Shares owned as of the date of the Tag-Along Notice by the transferring Shareholder, times (B) the number of Fully Diluted Shares owned by the Tag-Along Shareholder as of the date of the proposed sale. No Shareholder may sell Shares in any transaction that is subject to this Section 6 unless the transferee agrees to be bound by and complies with the terms of this Agreement.

(b)   All sales of Shares to the transferee under this Section 6 shall be consummated contemporaneously at the offices of the Company, or at such other time or place as the Shareholders and the parties to such sales may agree. The delivery of certificates or other instruments evidencing the Shares duly endorsed for transfer shall be made on such date against payment of the purchase price for such Shares by the transferee.

7.   Drag-Along Rights.

(a)   If a Shareholder owning an amount of Shares which in the aggregate represents more than 50% of the Fully Diluted Shares proposes to sell to any transferee in a bona fide arm's-length transaction or series of transactions all of the Shares held by such Shareholder an ("Exit Sale"), then the transferring Shareholder may elect to require the Minority Shareholders (each a "Drag-Along Shareholder") to sell all of the Shares owned by the Drag-Along Shareholders concurrently with such Exit Sale to such transferee at the purchase price and upon the other terms and subject to the conditions of the Exit Sale. The rights of the transferring Shareholder under this Section 7(a) to require the Drag-Along Shareholders to sell their Shares shall be exercised by giving not less than thirty (30) days' prior written notice of such proposed sale to the Drag-Along Shareholders. Such notice (the "Drag-Along Notice") shall set forth the terms and conditions of the Exit Sale, including the name and address of the transferee, the number of Common Shares and Preferred Shares to be transferred (the "Drag-Along Shares"), the purchase price per share to be paid, the payment terms and closing date, which date shall not be earlier than thirty (30) days following the giving of the Drag-Along Notice.

(b)   All sales of Shares to the transferee under Section 7(a) shall be consummated contemporaneously at the offices of the Company, or at such other time and/or place as the Shareholders and the parties to such sales may agree. The delivery of certificates or other instruments evidencing the Shares duly endorsed for transfer shall be made on such date against payment of the purchase price for such Shares by each transferee.

8.   Failure to Deliver Shares. If a Minority Shareholder becomes obligated to sell any Shares owned by, or held for the benefit of, such Minority Shareholder under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, the purchaser may, at its option, in addition to all other remedies it may have, send to the Company for the benefit of such Minority Shareholder the purchase price for such Shares. Thereupon, the Company, upon written notice to such Minority Shareholder shall (a) cancel on its books the certificate(s) representing the Shares to be sold and (b) issue, in lieu thereof, in the name of such purchaser, a new certificate(s) representing such Shares and thereupon all of such Minority Shareholder's rights in and to such shares shall terminate.

9.   Specific Performance. The Parties acknowledge and agree that the recovery of money damages will not constitute an adequate remedy for breach of the provisions of this Agreement. Accordingly, the Parties agree that the provisions of this Agreement may be specifically enforced against them and the transferees of any Shares owned by the Parties subject to this Agreement (in addition to any other remedies available for breach of this Agreement), and the Parties (for themselves and their transferees), hereby waive the defense in any equitable proceeding that there is an adequate remedy at law for any such breach.

10.   "Market Stand-off" Agreement. Each Shareholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable

efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Shareholder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 10 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

11.   Legend. The certificates, whether electronic or paper in the discretion of the Company, representing the Shares shall bear on their face a legend indicating the existence of the restrictions imposed by this Agreement. All certificates representing Shares owned or hereafter acquired by the Shareholders or any transferee of the Shareholders bound by this Agreement shall have affixed thereto a legend (in addition to any other legend required by applicable security laws) substantially in the following form:

> "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AGREEMENTS AND TRANSFER RESTRICTIONS AS SET FORTH IN A STOCKHOLDERS AGREEMENT, AS AMENDED FROM TIME TO TIME, BY AND AMONG THE REGISTERED OWNER OF THIS CERTIFICATE, IRON MOUNTAIN CHALLENGE, INC., AND THE STOCKHOLDERS OF IRON MOUNTAIN CHALLENGE, INC., A COPY OF WHICH IS AVAILABLE FOR INSPECTION AT THE OFFICES OF 1 IRON MOUNTAIN CHALLENGE, INC."

12.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given when hand delivered or three (3) business days after having been mailed by first class, registered or certified mail (air mail if to or from outside the United States), return receipt requested, postage prepaid, or by email or overnight delivery service (a) if to a Minority Shareholder at such Minority Shareholder's respective address set forth on Schedule 2 or on the Joinder Agreement pursuant to which such Minority Shareholder became a party to this Agreement, (b) if to the Company at 320 Macon Drive, Bridgeport, CT, 06606, or (c) if to the Majority Shareholder, at the addresses set forth on Schedule 1, or to such other address as the addressee shall have furnished to the other Parties in the manner prescribed by this Section 11.

13.   Entire Agreement. This Agreement (including any and all exhibits, schedules and other instruments contemplated thereby) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between them or any of them as to such subject matter.

14.   Waivers and Further Agreements. Any of the provisions of this Agreement may be waived by all Minority Shareholders by an instrument in writing executed and delivered by Minority Shareholders holding at least a majority of the Fully Diluted Shares then held or deemed

to be held by the Minority Shareholders. Any waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that provision or of any other provision hereof. Each of the Parties agrees to execute all such further instruments and documents and to take all such further action as any other Party may reasonably require in order to effectuate the terms and purposes of this Agreement. Notwithstanding the foregoing, no waiver approved in accordance herewith shall be effective if and to the extent that such waiver grants to any one or more Minority Shareholders any rights more favorable than any rights granted to all other Minority Shareholders or otherwise treats any one or more Minority Shareholders differently than all other Minority Shareholders.

15.   Amendments. Except as otherwise expressly provided herein, the Agreement may not be amended except by an instrument in writing executed by the Company, the Majority Shareholder, and the Minority Shareholders.

16.   Assignment; Successors and Assigns. The rights, benefits and obligations of the Company and the Majority Shareholder under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company and the Majority Shareholder, as the case may be, and their respective heirs, executors, administrator, legal representatives, personal representatives, successors and assigns. Any entity affiliated with the Majority Shareholder who is a purchaser of Shares shall, as a condition to such purchase, become a party to this Agreement by executing and delivering to the Company a joinder agreement. Upon such execution and delivery, such purchaser shall be deemed to be a "Majority Shareholder" hereunder with all of the rights and obligations thereof. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, executors, administrators, legal representatives, personal representatives, successors and permitted transferees, except as may be expressly provided otherwise in this Agreement.

17.   Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

18.   Counterparts Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures and an original executed signature shall be promptly delivered thereafter.

19.   Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

20.   Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

21.   <u>Pronouns</u>. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

22.   <u>Share Splits</u>. All references to the number of shares in this Agreement shall be appropriately and equitably adjusted to reflect any share split, share dividend or other change in the capital stock of the Company which may be made after the date hereof.

[Signature Page Follows]

The undersigned have executed this Stockholders Agreement as of the Effective Date.

The Company:

IRON MOUNTAIN CHALLENGE, INC.

By:_____
James J. D'Elia
Its President

Majority Shareholder:

_____
James J. D'Elia

Minority Shareholder:

_____
Name:

IRON MOUNTAIN CHALLENGE, INC.

Schedule of Majority Shareholders

Name and Address of Majority Shareholder	Number of Common Shares
James J. D'Elia 320 Macon Drive Bridgeport, CT 06606	4,276,000

IRON MOUNTAIN CHALLENGE, INC.

Schedule of Minority Shareholders

Name and Address of Minority Shareholder	Number of Common Shares

IRON MOUNTAIN CHALLENGE, INC.

Joinder Agreement

The undersigned, _____, as a condition precedent to becoming the owner or holder of record of _____ (_____) shares of Common Stock of IRON MOUNTAIN CHALLENGE INC., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Stockholders Agreement dated as of March __, 2022 by and among the Company and its shareholders. This Joinder Agreement shall take effect and shall become an integral part of, and the undersigned shall become a party to and bound by, such Stockholders Agreement as a "Minority Shareholder" immediately upon execution and delivery to the Company of this instrument.

This INSTRUMENT OF ACCESSION has been duly executed by or on behalf of the undersigned, as a sealed instrument under the laws of the State of Delaware, as of the date below written.

Signature:

_____
(Print Name)_____

Address:

_____
_____

Date: _____

Accepted:

IRON MOUNTAIN CHALLENGE, INC.

By:_____
James J. D'Elia
Its President

Date: _____

Schedule 4
IRON MOUNTAIN CHALLENGE, INC.

Irrevocable Proxy

The undersigned holder of [_____] shares of Common Stock, par value $.0001 per share (the "Shares"), of IRON MOUNTAIN CHALLENGE, INC., a Delaware corporation (the "Company"), hereby appoints James J. D'Elia, a stockholder, as proxy (the "Proxy"), with full power of substitution, for and in the name of the undersigned to vote at any annual or special meeting of the stockholders of the Company, and at any and all postponements or adjournments thereof, or in connection with any written consent of the Company's stockholders, all of its Shares as the Proxy determines in its sole discretion, as if the undersigned were present and voting such Shares. The undersigned herby affirms that this Irrevocable Proxy is coupled with an interest and is irrevocable, and ratifies and confirms all that the Proxy may lawfully do or cause to be done by virtue hereof.

Executed this _____ day of March, 2022.

_____
Name:

EXHIBIT C: BUSINESS PLAN



Iron Mountain Challenge, Inc.
Business Plan
dba Vertical One Fitness

James J. D'Elia, CEO
ironmountainchallenge@gmail.com
verticalonefitness.com
(203) 258-7131
don't go to the gym, go vertical one

Table of Contents

Executive Summary

Business Model

Iron Mountain Challenge, Inc. ("IMC"), doing business as "Vertical One Fitness", was formed to develop, commercialize, own and manage a unique fitness concept called a "Vertical Fitness Center". This innovative fitness concept constitutes a 10,000 square foot fitness center and a 10-story stair climbing tower. The tower will be used for stair climbing where members of the fitness center will experience a cardio workout that is unique to the fitness industry. It is Management's opinion that the innovative stair climbing tower and focus on cardio health and general fitness will give IMC an advantage over traditional gyms, fitness centers and boutique studios that operate more traditional fitness models and use more traditional equipment. It is Management's opinion the IMC experience will better enable the fitness club members to fulfill their full potential, meet their cardio and strength fitness goals, and sustain their overall wellness.

Why Stair Climbing?

If you run, jog, bike, use treadmills, stair steppers or do other forms of standard cardio exercise you may not be as cardio fit as you think. The ultimate test of physical fitness is stair climbing. Stair climbing engages all the lower body muscle groups while also improving cardio fitness by increasing VO2 max, a key component of cardiovascular fitness. In addition to being an A+ form of cardio exercise, actual physical "stair climbing" burns twice the calories as walking in less time, requires no special equipment, builds muscle, reduces fat, and is a low impact, weight bearing form of exercise that helps bones stay strong without applying excessive pressure on bones, joints or connective tissues.

The problem is most people do not have access to stair towers to exercise daily. By providing them with an indoor, climate-controlled stair tower, they can obtain a cardio workout and strengthen their lower body in comfort, away from the weather elements (heat, rain, snow and cold) and exercise in a safe facility away from the harm of motor vehicles. The Company's proposed solution is the Iron Mountain Challenge (IMC), a vertical fitness center comprised of a ten-story stair tower where stair climbing serves as a primary form of cardio exercise.

Financial Performance Snapshot

The Company is projected to have a positive operating cash flow in Month 10, is projected to hit its full member ramp up of 1800 members in 18 months and, assuming our revenue and expense projections are accurate (of which there can be no assurance) the Company projects an EBIDTA of 28.99% beginning in Year 3.

Expected Financial Performance				
Year	Revenue	Expenses	EBITDA	EBITDA % to Revenue
1	$1,675,899	$2,179,079	-$503,179	-30.02%
2	$2,877,966	$2,164,844	$713,122	24.78%
3 and beyond	$3,048,516	$2,164,844	$883,672	28.99%

Business Profile

IMC will be carving out a niche in the heart health market and will be positioned as cardio workout experts. No other fitness center in their marketing and advertising focus on cardio health, which enables IMC to stand out and create an undefended niche in the fitness industry.

Key Components of our Business Model

- IMC will have a, 10,000 square foot fitness center adjacent to a ten-story stair tower in which stair climbing will serve as the primary cardio offering.

- Coaches who are fitness professionals will work with and support members in reaching their goals and improving their fitness levels from the beginning and throughout our members' fitness journeys.

- Included in membership will be High Intensity Interval Training (HIIT) and Small Group Training (SGT), programs that consumers usually need to pay extra for in most fitness centers. Both will be offerd throughout the day. Our HIIT classes will utilize lights and music to create a fun and motivating environment.

- Members and guests will experience a welcoming and supportive environment characterized by personalized service that goes far beyond what you would find in a traditional gym.

- The average membership dues will be $110 per month.

- IMC will target consumers between 30 and 65 with median household incomes of $75k and above.

Location and Market Snapshot

IMC's first fitness club and tower will be located in Norwalk, Connecticut. Norwalk, a small city, is a unique coastal community in Fairfield County, one of the 10 most wealthy counties in the U.S. Norwalk and its neighboring towns, from which it will pull members, has a population comprised of high income, well-educated consumers. Its neighboring towns include Darian, New Canaan, Weston, Wilton and Westport.

- Norwalk has a population of 88,816. The combined population of Norwalk and its neighboring towns is close to 187,000.

- Norwalk's median household income of $85,769 is 40% higher than the U.S. median household income. Two of its primary target customer segments comprise 44% of the population and have median household incomes of between $101,000 and $155,560. Norwalk's neighborhing towns are very wealthy and have median household incomes ranging from $190,227 to $232,523.

- Education levels are very high in Norwalk and the surrounding towns with 62% of the population having bachelor's degrees or higher. This bodes well for IMC. These consumers are much more likely to join fitness clubs than those who have not attended college.

- There are a variety of fitness clubs and fitness studios in Norwalk. However, there are only a few that offer full fitness facilities, and none of them can be viewed as direct competition given IMC's unique model.

Market Research

Using ESRI, a GIS mapping software that provides demographic data, U.S. Census data and other primary and secondary sources, we conducted a full market study and produced maps and data to assess the proposed location for the club.

Location



IMC's first fitness club and stair tower will be located in Norwalk, Connecticut. Norwalk, a small city, is a unique coastal community in Fairfield County, one of the 10 most wealthy counties in the U.S.

Norwalk is just an hour from New York City and is an exceptionally desirable place to live. In addition to being within commuting distance to New York City, it has a strong school system and provides residents with access to some of Connecticut's best boating, public beaches and attractions.

A specific site for IMC has not yet been chosen, however, due to IMC's unique offerings, it will be poised to pull members from neighboring communities that include Darien, New Canaan, Wilton, Weston and Westport.

Trade Area Potential

Norwalk and its neighboring towns are comprised of a high income and well-educated population that numbers 186,867, with consumers between the ages of 18 and 65 numbering 108,468.

According to IHRSA, the fitness industry's leading industry association, approximately 20% of the U.S. population are members of a fitness facility paying an average of $51 per month and $612 per year in membership dues. An additional 10% of revenue comes from ancillary services such as personal and small group training and retail sales.

Based on this data, approximately 21,700 adults are likely to be fitness club users in our trade area, generating over $13M in membership dues revenues per year and an additional $1.3M in ancillary service revenues, bringing the total to $14.3M.

Given these statistics, the trade area potential is strong for a membership driven fitness center that offers one-of-kind facilities and revenue producing services over and above a monthly membership fee.
(For a demographics overview, see the table on the next page)

Demographics

Based on US Census Data	Norwalk	Darian	New Canaan	Weston	Wilton	Westport	Norwalk & Neighboring Towns
Total Population	88,816	20,732	20,233	10,252	18,343	28,491	186,867
Population between 18 & 65	57,286	11,257	11,067	2,963	9,997	15,898	108,468
Avg Household Size	2.57	3.15	2.84	2.98	2.99	2.80	2.57 – 3.15
Median Household Income	$85,769	$232,523	$190,227	$222,535	$193,292	206,466	$85,769 - $232,523
% Bachelors Degree or Higher	43.4%	82.9%	79.5%	78.4%	76.3%	78.0%	62.1% (116,074)

Approximately 20% of the U.S. population belongs to at least one fitness club with a significantly higher percentage of the population that are more affluent. When taking into account our target market of consumers with median household incomes of over $75k between the ages of 30 and 65, there are approximately 8,300 potential consumers in Norwalk alone and an additional 9,000 potential consumers in the neighboring towns.

Household Income

IMC's primary target customer segment will have median household incomes of $75k and above. Norwalk's median household income is $85,769, which is 40% higher than the U.S. median household income, and 44% of the population live in households where the median household income is between $101,000 and $155,560.

Given IMC's unique model, IMC expects to pull members from the towns neighboring Norwalk. These towns are some of the most affluent communities in the U.S. and have median household incomes ranging from $190,227 to $232,523.

2020 Norwalk Median Household Income by Census Block





2020 Median Household Income

- $164,260 to $200,001
- $126,764 to $164,763
- $92,427 to $126,763
- $63,799 to $92,426
- $34,098 to $63,798

Age

The median age in Norwalk is 40.6 which is close to 41, the avearge age of a fitness club consumer. IMC's target consumers will fall between the ages of 30 and 65 of which there are over 44,000 people within this age range in Norwalk alone which provides a significant consumer base from which to pull. The combined neighboring towns have more than 46,000 people between 30 and 65, adding to the potential consumers from which to draw.

2020 Norwalk Median Age by Census Block





2020 Median Age

	48.5 to 64.3
	43.8 to 48.4
	38.3 to 43.7
	31.9 to 38.2
	20.1 to 31.8

Education

55% of the people who join health clubs have college degrees or higher. In Norwalk, 43.4% of the population fall into this group. This equates to 38,546 people.

In neighboring towns, 76.3% to 82.9% fall within this highly educated group. This is an additional sign that Norwalk is a strong market for IMC.

2020 % of College Degrees+ by Census Block





Age 25+: Bachelor's Degree %

	40.52% to 57.07%
	28.92% to 40.51%
	20.3% to 28.91%
	10.87% to 20.29%
	4.94% to 10.86%

Tapestry Segments

Tapestry segmentation provides an accurate, detailed description of America's neighborhoods—U.S. residential areas are divided into 67 distinctive segments based on their socioeconomic and demographic composition. Within Norwalk, IMC will target the Upscale Avenues and Affluent Estates segments. Together these groups account for 45% of Norwalk's population, close to 39,966 people. For descriptions and demographics of these segments, see below.

Segment Name	% of Addressable Market	# of People	Median Household Income	Median House Value	Description of Segment
Upscale Avenues	34%	30,197	$101,000	$502,700	Prosperous married couples living in older suburban enclaves; Ambitious and hard-working; Active in fitness pursuits like bicycling, jogging, yoga, and hiking
Affluent Estates	11%	9,769	$155,650	$626,200	Established wealth—educated, well-traveled married couples; Active in sports and enthusiastic travelers; Participate actively in their communities

Competitive Landscape

There are a variety of fitness clubs and fitness studios in Norwalk. However, there are only a few that offer full fitness facilities, and none of them can be viewed as direct competition given IMC's unique model.

There are currently five fitness clubs in Norwalk. Four of the clubs are national chains and one is high end and offers tennis and squash.

	IMC	Intensity Fitness	LA Fitness	The Edge Fitness Clubs	Crunch Fitness	Planet Fitness
Location	TBD	490-508 Wesport Ave.	761 Main St.	542 Westport Ave.	770 Connecticut Ave.	26 Pearl St.
Monthly Dues	$110	$125	$30.99	$9.99 (Norwalk Only, no GF) $32.99 (All clubs + GF)	$10.95 (one club) $19.95 (All clubs + GF) $29.95 (All clubs + GF & amenities)	$10 (one club) $22.99 (All clubs + amenities)
Personal Training	$80	$104	$80 - $150	$50	Prices not available	Not offered
Small Group Training	✓	Not offered	Not offered	✓	✓	Not offered
Group Fitness Classes	Included	Included	Included	Extra Fee	Extra Fee	Not offered

Norwalk also has 13 boutique fitness centers. Six offer yoga or pilates, three offer personal training, three offer classes combining strength and cardio exercise and one is a CrossFit. The monthly unlimited membership fee for the studios that offer monthly memberships range from $125 to $265 with the average being $175. Personal training hourly fees range from $75 to $99 with the average being $84.

IMC's membership fees fall on the higher end of Norwalk's fitness clubs. For those consumers that do not want to workout in a large chain and who want a unique, personalized expierence, IMC's fees are affordable and lower than the boutique studios.

Fitness Industry at a Glance

Industry Growth

Prior to COVID-19, the U.S. fitness industry was a thriving, fast-growing industry. Since 2010, health club memberships had grown 28%. 2019 was the U.S. fitness industry's best year ever. It hit an all time high of $35 billion in revenues with a record 64.2 million members, an all-time high for the industry. Fitness industry growth was due to many factors:

- Over the last several decades, people have become much more health conscious;

- Convenience and specialization has increased to meet consumer demand;

- The number of employers and health insurance providers that provide incentives and subsidies for people to workout has increased substantially;

- Preventative healthcare has become increasingly popular leading to more healthcare providers prescribing exercise, nutrition and lifestyle change to their patients;

- Boutique fitness centers grew dramatically in the last decade due to the flexible pay-as-you-go options and their ability to deliver performance-based outcomes in an experience-based environment;

- The rise of social media has given marketers the ability to reach many, many more people than they could before social media existed.

Fitness Club U.S. Revenue Growth



Source: Years 2014-2020 IHRSA Consumer and Media Reports
Year 2021 IBISWorld.com "Gyms, Health Clubs and Fitness Clubs in the U.S."

Number of U.S. Fitness Club Members



Source: IHRSA Profiles of Success 2020, IHRSA Consumer Report 2020

Effects of COVID-19 on the Fitness Industry

The fitness industry was hit hard by the pandemic. In 2020, all fitness centers and studios struggeled with closures and restrictions. IHRSA estimates that 19% of boutique studios and 14% of traditional fitness clubs closed their doors permanently in 2020 and revenues were $15 billion, a decline of 58% from 2019.

In the last 32 years, the fitness industry saw a slight decline in memberships three times. During the recessions of the early ‘90s and 2000’s, memberships remained flat, and during the Great Recession, there was a slight dip in memberships. Each time, the industry bounced back and became stronger, and there are strong expectations and indications that will happen again and the industry will thrive.

IHRSA conducted a survey of 1000 gym members who cancelled their memberships due to COVID-19. The report generated by the survey, The COVID Era Fitness Consumer, confirmed that when gyms were closed, time spent exercising declined. People were less motivated, workouts were less challenging, less consistent and simply worse, equipment was limited and people missed working out with others and the community that comes with belonging to a gym. 94% of people reported they plan to return to their gym in some capacity. (Club Business International, p. 24).

ClassPass, a leading provider of employee fitness and wellness benefits and the leading aggregator of group fitness classes found in a November 2020 survey that 92% of professionals surveyed hoped to return to their fitness club or gym in 2021 (Nov 2020 Survey).

The pandemic has reduced competition and many of the protocols and technolgy put in place to create safer fitness club environments are here to stay. As more and more people get vaccinated and life returns to normal, the fitness industry will bounce back. The importance of exercise and its role in healthy lifestyle habits has proven to be important in the prevention of chronic diseases and serious illness from COVID-19. Fitness facilities that create safe work-out environments and exceptional member experiences will benefit from reduced competition and will thrive post pandemic. IMC will be opening its doors at the perfect time and is poised to be successful by embracing many of the safety trends put in place during the pandemic.

2019 Fitness Club Demographics


MEMBERSHIP BY GENDER
Female
51%
Male
49%


MEMBERSHIP BY AGE
65+
12%
Under 18
16%
55-64
10%
18-34
31%
35-54
31%

MEMBERSHIP BY HOUSEHOLD INCOME



MEMBERSHIP BY EDUCATION LEVEL



Source: IHRSA Consumer Report 2020.

Fitness Club Demographics and IMC

IMC's target consumers will be men and women between 30 and 65 with median household incomes of $75k+ and college and post graduate degrees. As illustrated in the charts above, these demographics comprise a significant portion of fitness club members. 55% of consumers who join fitness clubs have college or post graduate degrees and 55% have incomes of $75k and above.

The average age of a fitness club member is 41. Fitness club members 35+ comprise 53% of health club members nationwide. This group is also more likely to remain a member longer due to the fact that they own homes, are raising children and are therefore less transient than younger people.

We do also expect some of our member base to include men and women whose ages fall below 30 or over 65 and have household incomes of less than $75k.

The Facility





The Stair Tower

IMC will have an inviting and warm 10,000 square foot fitness center that we purchase or lease adjacent to a 10-story stair tower that we will build.

The 10-Story Stair Tower will create a unique environment for cardio workouts. It will have a u-shaped configureation with two or more staircases for stair climbing. One staircase will be used exclusively for walking up and the other for walking down. Members will be able to change direction at each landing. Most staircases have an intermittent landing between floors, whereas our tower stair strings together floor elevation to floor elevation with no intermittent landing, thus increasing the difficulty of climbing stairs. The tower will have extensive lighting, music and digital screens that track members' performance through the use of wearable technology.

The Fitness Center

Our fitness center, along with the 10-story tower, will enable members to get a full body workout. The fitness center will include strength and functional training areas, an area for some cardio machines, a HIIT studio, locker rooms, our retail space, and a reception area. The strength and functional training area will have an array of equipment that can be used by members on their own or in personal training or small group training sessions.

The HIIT studio will utilize lights and music to create a unique, fun and motivating environment. When not being used for HIIT classes, coaches will be able to use the space to conduct small group training with six to eight members at a time.

Locker Rooms

Our locker rooms will be elegant with Corian vanities that provide a sense of movement and shadow. Showers will provide complete privacy. Our lockers will be electronically accessed and key free.

The locker rooms will be outfitted with high-end soap, shampoo, conditioner, and lotion products as well as hairdryers and other amenities such as razors and shaving cream.

Health and Safety

IMC will be outfitted with the latest building technologies and materials that ensure the health and well-being of members and staff. The facility will have an HVAC system with medical grade filtration that kills mold, bacteria and viruses and reduces allergens in the air, and disinfecting UV-C irradiation lights that disinfect everything they shine on similar to bleach.

We will also pay extensive attention to sanitizing and disenfecting surfaces utilizing electrostatic sprayers and creating a culture where members contribute to the mitigation of virus transmission, and will incorporate touchless technology wherever possible including at checkin and with our toilets, urinals, sinks, and point of purchase stations.

Our Team



IMC will be defined by the quality of service and support it provides to its members. Thus, we are committed to ensuring that our staff is comprised of people who are passionate about our mission and committed to providing 4-star member and guest experiences. The ability of our staff to build relationships will play a significant role in creating a strong, supportive community.

Our fitness team will be comprised of an elite corps of relationship-building personalities. IMC will fit the personality to the position. The fitness professionals will have national certifications in personal training, coaching and/or strength and conditioning. All employees will also be CPR certified.

Organizational Structure



Owner/Operator
IMC will be developed and owned by James D'Elia. IMC is his vision. Mr. D'Elia has extensive business management, construction and entrepreneurial experience. He brings drive and strong sales know-how to every business he is engaged in. He has a track record of being able to grasp the potenial of a market and create and increase revenues.

General Manager (full-time)
The day-to-day management of IMC will be the responsibility of a General Manager that has a degree in exercise science or related field and at least one nationally recognized certification in personal training. S/he will also have experience leading and building teams, promoting and selling fitness programs, and creating and sustaining profitable fitness related businesses that positively impact member retention. In addition, our GM will know how to earn the trust and respect of their team and will thrive on helping people reach their full potential.

Membership Manager (full-time)
The Membership Manager will have a track record of sales success in an environment focused on attaining revenue and unit goals, experience developing sales systems and setting sales goals, utilizing a CRM and developing grass roots marketing strategies that get results.

Fitness Coaches (part-time with ability to work into full-time)
Our fitness team will be comprised of fitness professionals that have at least one national certification in personal training and/or strength and conditioning, a thorough understanding of exercise presecriptions and testing, experience developing fitness programs that meet individual goals and needs, and experience building a personal trainig clientele. Fitness coaches may start out as part-time and work their way into full-time status by building a personal training clientele.

HIIT Instructors (part-time)
HIIT Instructors will have a recognized national fitness certification and experience leading group fitness classes and be well versed in basic exercise science and excercise modification for all populations. They must be able to cue exercises to music and motivate and inspire people of all fitness levels. The majority of our HIIT instructors will be part-time unless they are a fitness coach that has worked their way into full-time status by building their personal trainig business.

Front Desk Team (part-time)
Our front desk team members will have a committment to providing top-notch customer service, be able to multi-task and have some experience working in a fast-paced customer service role.

General Traits of our Team
As we hire our team we will be recruiting individuals that are innate relationship builders. Our fitness team will have fitness certifications and education as noted above. All of our staff will have the traits listed below.

Passion	Passion for life, fitness, health and making a difference in the lives of others.
Customer Service	Commitment to providing top-notch customer experiences.
Drive and Determination	Strong work ethics and a belief in continuously making improvements.
Team	Positive, flexible and respectful, love to support their co-workers, and thrive on working with others to achieve goals.
Skills	Excellent communication skills, computer and software literacy, organized and attuned to detail.

Programs and Services

IMC's programs and services will be based on creating an exciting, motivating and rewarding experience for our members with the centerpiece of our cardio workouts being Stair Climbing. We will create a fine balance between what is included in membership and revenue generating services and will implement strong member retention practices.

The non-revenue, complimentary services included with membership will be our new member on-boarding program, 3-month fitness follow-ups, HIIT and Small Group Training classes and bi-annual Stair Climbing Challenges. Our revenue generating programs and services will include personal training, retail and a juice bar.

Membership Inclusive Services

Stair Climbing
Stair Climbing will be the cornerstone of our offerings. Sure, people can go to a gym and use a stepmill or stair climber, but let's face it, those machines are boring and cannot activate the muscles necessary for high intensive cardio workouts. At IMC, members will get a great cardio workout by exercising and training on real stairs. Benefits of stair climbing include the following:

- Stair Climbing is a low-impact, weight bearing form of cardio exercise that helps bones stay strong without applying an excessive amount of pressure on bones, joints or connective tissues.

- Studies have shown that even low volumes of stair climbing significantly increase a key component of cardiorespiratory fitness, namely VO2 Max, the volume of oxygen the body can use while exercising, which is critical for everyone including athletes.

- Stair Climbing helps improve heart health in less time than other forms of exercise require by significantly increasing a climber's heart rate during the climbing exercise and strengthening the heart muscle.

- Stair Climbing provides a total-body strength workout by engaging all the lower body muscle groups, the gluteus maximus (the three muscles in the buttock that move the thigh muscles), the quadriceps femoris (thigh muscles) and the hamstrings, as well as the hips and abdominal muscles, the core muscles that keep the body stabilized.

- Stair Climbing is a combination of strength training and cardio. Combining these two forms of exercise is one of the most effective ways to boost metabolism and lose weight.

- Stair Climbing can ease lower back pain by taking pressure off the lower back by activating the glute muscles.

New Member 90-Day On-Boarding Program
Many fitness clubs offer new member complimentary appointments with a trainer when they join. At IMC we will do more than provide new members with one appointment, thus creating a strong relationship and getting new members off to a strong start. Our goal will be to have 70% of our members participate in our on-boarding program.

Changing behavior and creating habits takes 90 days. During new members' first 90 days they will receive a complimentary 60-minute fitness assessment appointment and a 30-minute personal training session. In addition, they will be encouraged to take a HIIT class and participate in a small group training session, and will receive new member outreach by the GM and coach throughout the first 90 days which will be automatically scheduled through our CRM.

The goals of our on-boarding process will be to:

- Support our members in creating a plan that is geared towards their individual cardio and fitness goals.

- Engage new members and help them feel part of our community. The more engaged they are and the more they feel part of the community, the more likely they will be to purchase additional services, utilize the club more frequently, reach their goals, and stay a member longer.

- Ensure an annual member retention rate of 70% or higher Below is a synopsis of the 90-day on-boarding program.

- Day 1: Membership Manager schedules the complimentary fitness assessment and personal training session as well as HIIT class and small group training session a week apart so that ideally, new members have one appointment in each of their first four weeks.

- Week 1: GM welcome email sent. Member meets with a Coach for their Fitness Assessment. During this session the Coach obtains baseline information and learns about the member's health and wellness goals and develops the member's exercise program.

- Week 2: Member meets with their Coach for their personal training session. The coach makes recommendations of other programs and services that the member could benefit from given their goals.

- Week 3: Member participates in a Small Group Training session. GM calls to check on how their experience is going.

- Week 4: Member participates in a HIIT class. Coach checks in to make sure the new member has a plan for the next four weeks and offers new members a 2-week VIP membership for a friend or family member.

- 30-Day Check In: At the 30-day milestone member has an appointment with the GM to understand whether the gym is meeting their needs and how IMC can better serve them. A branded t-shirt and string backpack will be gifted to the member to thank them for choosing to be a part of the IMC community.

- 60-Day Check In: Coach contacts the new member to make sure they have a plan for the next 4 weeks.

- 90-Day Check in: Email sent to schedule 30-Minute Check-in appointment with their coach. The coach follows-up if the member does not schedule the appointment.

Bi-Annual Climbing Challenges
Bi-annually IMC will launch a 30-Day individual or team stair climbing challenge that motivates and inspires members to improve their fitness levels and reach new heights. Individual challenges will focus on the number of minutes it will take to climb four and eight flights of stairs.

Team challenges will contribute to member retention by building community. In team challenges, members will sign up to be part of a team that they can organize themselves or that the club coordinates. Because more people will contribute to the team's success, total flights climbed will be greater than in individual challenges. Team challenges may also include non-members as a way to peak consumer interest and have them experience IMC, with the goal of converting them to members by the time the challenge is completed.

Prizes for both types of challenges will be awarded that will include club services, gift cards, and exercise equipment. Examples of a 30-Day individual challenge is below.

Individual Beginner Stair Climbing Challenge

Each day, with the exception of rest days, increase the number of minutes of climbing.

Day	Minutes	Day	Minutes
1	5	16	22
2	7	17	23
3	9	18	24
4	11	19	25
5	12	20	26
6	14	21	Rest
7	Rest	22	27
8	15	23	28
9	16	24	29
10	17	25	30
11	18	26	31
12	19	27	32
13	20	28	Rest
14	Rest	29	33
15	21	30	45

HIIT Training

HIIT Training is High Intensity Interval Training. The hallmark of HIIT is repeated, hard bouts of exercise interspersed with periods of recovery. When the body is going all out during HIIT, it relies on anaerobic pathways (breaking down glucose without oxygen) to produce the energy it needs to fuel participants. This provides an immediate supply of energy, but the amount is very limited - which means the length of time someone can sustain that max effort is quite short.

HIIT classes are often offered at boutique studios that are very expensive. A benefit of being an IMC member will be that these classes will be included in the all-inclusive membership. IMC will run five classes per day during the week and three classes on weekends.

Small Group Training (SGT)

SGT will be included in membership which will be a strong benefit to IMC members since fitness clubs usually charge a fee to participate. SGT sessions will be offered throughout the day like HIIT classes. SGT presents the opportunity for members to experience the \ the creativity and motivation of a trainer. The benefits of SGT are numerous.

- Members will get the benefits of having a trainer support and guide them at no additional fee.
- Trainers will provide personal attention and support.
- Members will learn correct form and fitness techniques and will be less likely to get injured.
- Members will get the support of a group will be motivated and challenged and will become part of a supportive community which helps with consistency, accountability and retention.

3-Month Fitness Check-Ins

As part of the membership, every IMC member will be able to have a 30-minute check-in appointment with a Coach. The purpose of the assessment will be to assess the member's progress in hitting their fitness goals and to continue to improve a member's fitness level by adjusting their exercise program. These sessions will also be used to promote personal training and other club services.

Member Incentive and Reward Programs

Our mobile app will provide a variety of incentive programs that members can take advantage of. In addition, throughout the year we will conduct programs that create excitement, motivate members and incentivize them to participate in specific services and challenges. Prizes will be linked to the completion of the programs. An example of a program is, "Workout and Win". The more times a member utilizes the club, the more prizes they will be eligible to win.

Profit Centers

Personal Training

Members who want guidance and motivation that comes from working with a coach can work with a coach one-on-one. Personal Training offers a multitude of benefits. Participants are more likely to hit their goals, stay members longer and refer their friends. Coaches increase their overall compensation and the business earns money from each session conducted as well as from the increased retention and referrals that result from the training.

Juice Bar

IMC will have a small juice bar that serves fresh juices and smoothies that are nutritious and good tasting.

Retail

Our retail area will carry:

- Water
- Sports drinks
- Sports supplements
- Our own brand of sports clothing
- Essential athletic and sports gear needed for working out or participating in the activities offered at the club

Marketing

Strategies and Tactics

Targeting: While IMC will provide services and programs for a broad array of consumers, the majority of our marketing strategies will be targeted to yield the greatest capacity utilization from the key segments described in the Market Research section, people between the ages of 30 and 65 with median household incomes of over $75k.

Positioning: IMC's unique value proposition and positioning will focus on the following:

- **Stair Climbing**: Our 10-Story fitness tower creates an exciting place in which to do an extensive cardio workout.

- **Quality**: IMC has an elite corps of fitness coaches and thrives on innovation.

- **Service**: We provide exceptional experiences by exceeding our members expectations, listening and responding to their ideas and concerns, and supporting their efforts in achieving their goals.

- **Community**: We build community amongst our members and build strong relationships with local organizations and businesses embracing our responsibility to be good neighbors and positive participants in the community.

- **Safety**: The health and safety of our members and staff is a top priority and defines our operational protocols and processes.

We will utilize a wide variety of marketing tactics to make people aware of IMC and our unique value proposition. These include:

- An inviting website that creates excitement, is fully optimized and provides valuable information to visitors
- Social media and Google ad campaigns and content placement
- Member referral programs
- Prospect and Member Email Campaigns and E-Newsletters
- Video testimonials and interviews
- Promotions and free trial programs
- Referral and alumni campaigns and promotions
- Community outreach, demonstrations and sponsorships
- Networking and relationship building
- Events
- Media Coverage

Website: Since the website will be the first experience many prospective members will have of IMC, it will be critical that it is easy to navigate, is informative, presents our brand image and allows consumers to join online and members to pay for and sign-up for programs. Virtual tours and coach and member videos and photos will be the foundation of our website content. We will also focus on search engine optimization to ensure that our website is attracting potential consumers.

Community Outreach, Network and Relationship Building: Building relationships will serve as a cornerstone of our marketing efforts. We will do extensive outreach to local businesses and other organizations within our trade area, inviting their employees to tour the facility and experience a workout with our high-level coaches. In addition, our expert coaches will do demonstrations at local events and businesses, and we will work to solidify relationships by sponsoring local teams and community initiatives.

Social Media: We will develop and execute social media campaigns on Facebook, Instagram, Twitter, TikTok and YouTube that are thoughtfully crafted to reach and connect with our target audience, boost our website traffic, evoke emotion, elicit a response from users, and ultimately, to increase sales. We will build and expand our followers by utilizing specific hashtags and content and providing followers with incentives for sharing our content and tagging their friends.

Google Advertising: We will develop a strategic Google marketing and advertising campaign that targets our primary consumers.

Brand Image: In order to create an attractive brand image, it is vital that our marketing content is of the highest quality. To accomplish this, we will work closely with a marketing agency to adequately portray our brand. The marketing agency will develop brand guidelines that will be used for all future content.

Email Campaigns: Member, alumni and prospect email campaigns will be utilized monthly. E-newsletters will go out monthly to these groups and will focus on a combination of exercise, fitness and wellness content, club happenings, and promotions.

SMS Campaigns: Utilizing our CRM, we will conduct texting campaigns that market promotions and events being held at the club.

Referral Campaigns: Referrals will be a significant portion of new leads. We will have an on-going referral program and twice per year run month-long campaigns that create significant rewards for the referring member and the new member that joins.

Alumni (Past Member) Campaigns: In addition to sending out monthly emails to our alumni, twice per year we will conduct a month-long alumni campaign that enables them to use the club for free and re-join with a special offer.

Promotions: We will develop and execute a monthly promotional calendar that runs in 30-day cycles and is focused on externally driving membership sales and internally driving service sales. Membership promotions will include discounts on enrollment fees, free months of membership, and club cash to be used toward services. Internal service promotions will be focused on selling specific services. Examples include: Try-a-Trainer, Buy More Save More.

Events: Throughout the year, we will hold a variety of events geared to small groups and the local community. These will include hosting member appreciation days, stair climbing charity events, member appreciation days and week-long open houses during our referral pushes that enable our members to bring guests for free and enjoy special classes and events.

Free Trials: We will offer 1-day, 3-day and 7-day free trials to prospective members that do not join on their first visit or who we connect with via phone, email or text. Trials will include invitations to join HIIT classes or meet with a coach for a complimentary training session. These activities create connection and are more likely to generate new memberships than just having someone come in and use the facility on their own.

Direct Mail: Due to direct mail's high expense, IMC will use it at key times such as during our pre-sale and opening period and in a peak sales month like January.

Sales Strategies

The foundation of our sales strategies will be hiring and training the right people, value-based selling and utilizing a CRM to manage leads and track performance.

Hiring and Training the Right People: A successful sales strategy begins with hiring a strong Membership Manager that has these attributes:

- Passion for life, fitness, health and making a difference in the lives of others.

- Drive and determination with the ability to excel at hitting goals.

- Natural networker and relationship builder that exudes warmth, is comfortable on the phone and doing external outreach.

- Commitment to providing top-notch customer experiences.

- Self-starter that does not have to be asked to do something, has a strong work ethic, and is always thinking about the next thing to conquer and how to continuously make improvements.

- Positive, flexible and respectful, loves to support their co-workers and thrives on working as part of a team to achieve goals.

- Excellent communications skills and is computer-savvy with proficiency in using various software systems.

- Willingness to work evenings, weekends and holidays when necessary.

Values-Based Selling: IMC will utilize a Values-Based sales philosophy. Value-based selling focuses on building rapport and a level of trust, identifying and addressing the needs of the prospect (their goals and the emotional reasons behind why they are looking to join a gym) and guiding the prospect into recognizing the benefits and value of the product and services being sold. The approach is consultative, engages prospects and creates buying situations in which prospects are more anxious to start realizing the benefits and less focused on price.

Key Components of Value-Based Selling

- Building trust and rapport - actively listening, showing interest, being empathetic, and creating connection.

    - Asking open-ended questions
    - Mastering the art of small talk
    - Speaking as if you are talking to a friend

- Focusing on the value of solving the issue the prospect has identified, i.e. what brought them in, what their goals are, and why they have these goals to begin with.

- Transferring energy, emotion and passion for the club and its services.

- Being positive, confident and enthusiastic.

- Educating, guiding, and answering questions.

Managing Leads and Tracking Key Performance Indicators and Results: In order to understand what marketing and sales strategies are working, how best to spend marketing dollars, and what areas of the sales process need improvement, IMC will utilize a CRM to manage leads and track results and key performance indicators such as new members vs. prior years, monthly revenues vs. prior years, appointments made, tours given, closing ratios and member acquisition costs.

The best way to manage leads and track performance and results is to utilize a CRM (Customer Relationship Management) tool. The CRM will enable us to capture, nurture and convert leads. It will give us the tools we need to grow membership using an automated, disciplined approach. More specifically, it will:

- Simplify sales, marketing and lead nurturing efforts with an integrated phone dialer and single-click self-booking.

- Standardize our sales approach using automated and triggered communications including phone calls, text messaging and emails.

- Prompt our Membership Manager and other staff to contact leads at key stages of the sales process or when certain triggers are activated.

- Enable our team to personalize their sales approach by gaining insight from social media that help us build custom prospect profiles.

- Optimize efficiency and maximize sales by offering prospects the ability to schedule appointments directly from a text or email and by calling prospects directly from the computer.

- Enable us to communicate with leads effortlessly with integrated communications, delivered automatically.

- Motivate our team and optimize sales performance with data, insights and KPI dashboards.

Technology

Club Management Software

The club management platform we choose will be comprehensive and enable us to optimize operations, strengthen member engagement, manage the member journey from the beginning and maximize revenues.

An efficient management software solution will go beyond billing and revenue cycle management. It will need to have flexible capabilities and seamless integration so that we can add features as we grow. The software solution will also need to be backed by top-notch support 24/7.



Mobile App

We will empower our members a customized, branded app. The app will provide members with one touchpoint that will be with them 24/7 and will allow them to check schedules, training plans, receive marketing messages and access our club community. The app will:

- Keep IMC top of mind with our members
- Keep our clients engaged and motivated through push notifications, challenges and contests
- Connect wearables to workouts and track progress
- Enable us to communicate with our members and send marketing messages
- Enable members to easily book HIIT classes, check our schedule and access their training plans

CRM (Customer Relationship Management)

The CRM we will chose will integrate with our club management software system so the transition from prospect to member in our database will be seamless. For more information about the CRM, see the preceding page.

Fitness Equipment and Technology

Our technology will play a pivotal role in keeping our members motivated and support them in reaching their goals. Key components will include:

- Mobile App: Fully Digital Fitness Experience that integrates with third party apps

- Guidance: Customized digital programs and guidance to meet member fitness goals

- Engagement: Fully Connected fitness experience to create virtual "tribe" communities

- Convenience: A fitness experience untethered by location

Our trainers will utilize InBody technology, a body scan technology, during fitness assessments to give members an accurate look at body fat, basal metabolic weight, water retention and muscle mass. Once these biometrics are established, trainers will be able to formulate a fitness plan based on what each member needs to help them achieve the results they are looking for.

COVID-19 and Virus Mitigation Safety Protocols

The rate of COVID-19 infection and serious illness is in decline. With the continued use of vaccines to control the spread, by the time IMC is ready to open, we hope that COVID-19 will be behind us. However, the pandemic has changed health clubs forever. Gym goers will continue to expect that fitness facilities utilize extensive safety protocols to mitigate the spread of viruses and disease.

Effects of COVID-19 on IMC
IMC will benefit from the advances and transformation of the fitness industry due to COVID-19.

- There will be less competition and fewer choices for consumers who want to workout in fitness clubs resulting in more opportunity for IMC.

- IMC will take full advantage of the newest and most advanced air filtration and lighting technology by installing throughout the club.

- Although virtual fitness has taken off during the pandemic, having a new, state-of-the art facility will lure fitness enthuiasts to IMC where they will be able to enjoy the maximum cardio workout beyond anything they have ever experienced in the past.

Operational and Physical Plant Safety Protocols
Our priority will be the health and safety of our members and staff. IMC will follow state and federal safety guidelines focused on mitigating the transmission of COVID-19 and other viruses.

Keeping the club safe for our members and staff means everyone does their part. The operational standards and physical plant protocols and improvements listed below will be put in place.

- Front Desk Etiquette and Procedures
    - Touchess access will be available via the use of a cell phone and our app or by members providing their name or member number upon check-in.
    - For convenience and to minimize contact, members will be asked to keep a credit card on file for all purchases.
- Cleaning and Sanitation
    - We will adhere to a rigourous, deep-cleaning and disinfecting process throughout the day.
    - Lockers will be disenfected on a daily basis.
    - Members will be asked to use disinfectant wipes on equipment before and after use. The disinfectant wipes used will be approved by the EPA for use against COVID-19 and proven to kill 99.99% of bacteria, viruses and fungi on equipment while having the safest EPA Toxicity Rating. Disinfectant wipes will be available throughout the club.
    - HIIT classes and SGT sessions will be scheduled with a 30-minute break between them for disinfecting studios and equipment.
- Sanitizer Stations
    - Members will be asked to use hand sanitizer when entering the club and frequently throughout their visit. The hand sanitizer solution will meet or exceed the CDC's guidelines and sanitizer stations will be situated at multiple locations throughout the club.

- HIIT Classess
    - Classes will have limited capacity and reservations must be made utilizing our app or website.
    - Members will be asked to use hand sanitizer before entering the studio.

- o All classes will be designed to facilitate distance between members and the studio will be set up with equipment beforehand.
- Physcial Plant
  - o Air quality will be optimized by installing HEPA air filters that kill mold, bacteria and viruses and reduce allergens in the air.
  - o UV-C irradiation lights that disinfect everything they shine on will be installed.
  - o Touchless technology will be installed wherever possible for use with toilets, urinals, and sinks.

Financial Projections

The financial projections reflect the research driven approach taken to develop a perspective on the financial potential of IMC. The analysis is guided by an extensive and detailed market analysis, including data provided by ESRI, IHRSA and other resources.
The projections cover close to 20 years of operations.

Industry Benchmarks

The projections were developed utilizing standard industry benchmarks provided by IHRSA, the International Health, Racquet & Sportsclub Association. IHRSA represents more than 9,000 for profit health and fitness facilities and over 600 supplier companies in 70 countries.

Each year IHRSA produces *Profiles of Success*, its annual Industry Data Survey results report. The benchmarks listed in this business plan are a result of the compilation of IHRSA's 2019 survey in which 98 companies representing over 10,000 health and fitness clubs participated. The IHRSA benchmarks we utilized are based on fitness only clubs and clubs under 20,000 square feet.

Key Financial Outcomes

- **IMC will break even on cash flow from operations in Month 10.**

- **IMC will ramp up to 1,800 members in Month 18.**

- **At full-ramp up with membership at 1,800, IMC will generate $3.1M in revenue and an EBITDA of $884K annually, which equates to 28.99% of revenue. This is above industry benchmarks, but we believe that the unique draw of this concept and the population and strong demographics of the trade area, the market can support a membership base of 1,800 and the membership dues and service fees we have adopted.**

- **The annual attrition rate is projected at 30%, which is equivalent to industry benchmarks.**

Revenue Drivers and Assumptions

Revenue Drivers	Assumptions and Description
Membership	• Average membership dues will be $110 per month. • The enrollment fee will be $150 but will be discounted based on the promotions being offered. During pre-sale the enrollment fee will be $0. Once the club is opened it will average $75.
Personal Training	• Coaches will have at least one nationally recognized certification in personal training, strength and conditioning, or related area. • We expect 10% of members will do personal training on average 1 time per week. Personal Training sessions will average $80 for a 60-minute session.
Juice Bar	• The average price of a beverage will be $8. • 15% of members will buy a juice or smoothly 1 time per month.
Retail	• 12% of members will purchase a retail item for an average price of $8 one time per month.

Dues vs. Non-Dues Revenue: Due to our affluent target market and our extensive focus on the customer experience, we expect personal training revenue to be significant. The IHRSA benchmarks utilized are generated from surveys completed by fitness only and fitness clubs under 20,000 square feet, many of which do not offer personal training. For these reasons, our non-due revenue, especially personal training, will contribute more significantly to revenues than the IHRSA benchmarks below.

EBITDA: IMC's stair tower provides a unique experience. Due to the fact that this has never been done, there will be a considerable investment in marketing at the beginning. However, the tower itself will become a massive visible advertisement and a landmark in the community which will translate into a strong EBITDA performance.

Revenue	IMC % of Revenue	IHRSA Benchmark % of Revenue
Dues Revenue	75.8%	90.0%
Non-Dues Revenue	24.2%	10.0%
Personal Training	22.7%	8.3%
Juice Bar	0.9%	3.9%
Retail	0.7%	1.2%
Attrition	30.0%	30.0%
EBITDA	28.99%	25.00%

Expense Drivers: Assumptions and Details

In developing the financial projections, we utilized IHRSA benchmarks for most of the line items. Variations and other details are described below and on the next page.

Operating Expenses	IMC % of Revenue	IHRSA Benchmarks % of Revenue
Payroll (wages, taxes, benefits)	38.0%	35%
Rent	7.0%	12.5%
Real Estate/Property Taxes	1.5%	1.5%
Utilities	4.4%	4.4%
Insurance	1.0%	1.0%
Other Occupancy Expenses	1.8%	1.8%
Sales and Marketing	3.0%	5.0%
General Administrative	6.9%	6.9%
Other Club Operating Expenses	7.8%	7.8%
Other Expenses		
Depreciation and Amortization	5.4%	5.4%
Interest	1.2%	0.9%
Tax Expense		
Tax Rate	21.0%	NA

Payroll: Due to our focus on the customer experience and personal training, our payroll will be a higher percent of revenue than the IHRSA benchmark.

Rent: Rent is based on the Norwalk market.

Marketing and Sales: During pre-sale and the first year of operation, we expect to spend $206k on marketing. Beginning in year two, we expect to spend $91,530 annually, which is equivalent to 3% of revenue. The stair tower will be an advertisement in itself, and therefore, once IMC is operating and has a strong reputation in the community, we do not believe we will need to spend 5% of revenue on marketing and sales.

General & Administrative: This line item expenses such as includes accounting and information systems, bank charges, cash overages and shortages, charitable contributions, contract services, credit and collections, credit card fees, dues subscriptions, meals and entertainment, operating supplies, postage, professional development, professional fees, provision for doubtful accounts, recruiting and training, security, telephone, travel, uniforms

Other Occupancy Expenses: This line item includes expenses such as other occupancy costs such as insurance, repairs and maintenance, building supplies, contract services, grounds and landscaping, heating, ventilating, and air-conditioning equipment, operating supplies, uniforms, waste and snow removal, etc. Do not include payroll.

Other Club Operating Expenses: This line item includes all club operating expenses not included elsewhere.

Request for Funding

We are seeking an equity investment of $1,069,000 and debt financing of $3.2M. Outlined below shows how these funds will be used.

Use of Funds (Pre-Opening and Cash Reserve)

Fixed Assets - Tower $1.5M & Interior Build Out $1M	$2,500,000
Office Equipment	$50,000
Utilities Deposits	$10,000
Fitness Equipment	$280,000
Sub-Total	$2,846,540
Working Capital / Cash Reserve	$1,256,817
TOTAL	$4,096,817

The investors will receive a 12% ROI and will begin to recieve payouts in 2025. No payout will be made in the first three years and then catch-up payouts will keep investors on track to recieve 12% annualized ROI. Ownership details will be provided in a shareholder agreement prior to funding.

Financial Statements

The Financial Summary on the following page includes the P&L, the cash flow reserve and the investor disbursements. The Financial Summary, Cash Flow Statement, and Balance Sheet show the figures for the first five years of operations, as well as 2030, 2035 and 2040. Our detailed financial spreadsheets with month by month calculations for all years and year by year calculations between 2026 and 2040 are available upon request.

EXHIBIT D – ARTICLES OF INCORPORATION AND BYLAWS

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:50 PM 03/10/2022
FILED 12:50 PM 03/10/2022
SR 20220952420 - File Number 6111056

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IRON MOUNTAIN CHALLENGE, INC.

Iron Mountain Challenge, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies as follows:

1. The Corporation's name is Iron Mountain Challenge, Inc. The Corporation was incorporated in Delaware pursuant to a Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 23, 2021.

2. This Restated Certificate restates, integrates, and amends the Corporation's Amended and Restated Certificate of Incorporation, as amended, in its entirety, as set forth in Exhibit A (this "Restated Certificate").

3. This Restated Certificate has been duly adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Section 228, Section 242, and Section 245 of the General Corporation Law of the State of Delaware, as amended (the "DGCL").

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate to be signed by James D'Elia, a duly authorized officer, on March 10, 2022.

IRON MOUNTAIN CHALLENGE, INC.

By: [signature]
Name: James J. D'Elia
Title: President

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IRON MOUNTAIN CHALLENGE, INC.

ARTICLE I

The name of this corporation is Iron Mountain Challenge, Inc.

ARTICLE II

The registered office of the corporation in the State of Delaware shall be 16192 Coastal Highway, City of Lewes, County of Sussex, 19958 and the name of the registered agent of the corporation in the State of Delaware at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 8,000,000, each having a par value of $0.0001.

ARTICLE V

5.1   The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

5.2   Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

5.3   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

5.4   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

5.5   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

5.6   Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VI

6.1   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

6.2   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

6.3   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

BY-LAWS

OF

Iron Mountain Challenge, Inc.

(the "**Corporation**")

A DELAWARE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1. Registered Office; Registered Agent: The registered office of the Corporation in the State of Delaware shall initially be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The Board of Directors may determine to change such registered office of the Corporation in the State of Delaware in its discretion. The registered agent initially in charge thereof shall be Harvard Business Services, Inc. until such agent resigns or is removed by the Board of Directors.

Section 2. Other Offices: The Corporation may also have offices in such other States or jurisdictions as the Board of Directors may from time to time designate.

ARTICLE II - SEAL

Section 1. Corporate Seal: The Corporate Seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware". The Board of Directors may define any additional features of the Seal or amend any features not required for such a Seal under the Delaware General Corporation Law (the "DGCL"), in its discretion. The Seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1. Place of Meetings: Meetings of stockholders may be held at any place, either within or without the State of Delaware and the United States, as may be selected from time to time by the Board of Directors. In the discretion of the Board of Directors, meetings may also be held by means of telephonic, video, or other remote communication whereby each party can hear and be heard by the other parties as may be designated from time to time by a resolution of the Board of Directors and as set forth in the notice for the relevant meeting.

Section 2. Annual Meetings: The annual meeting of the stockholders for the election of members of the Board of Directors (each a "Director") and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By Laws or otherwise all the force and effect of an annual meeting.

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast at least one-fifth (1/5) of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. <u>Notice of Meetings</u>: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of electronic transmission (meaning an "Electronic Transmission" in accordance with Section 232 of the DGCL. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. <u>Adjournment</u>: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. <u>Quorum</u>: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. <u>Voting; Proxies</u>: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the

Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

Section 8. Consent In Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including one provided through Electronic Transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. Setting the Record Date: In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (a) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (b) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 10. List of Stockholders: The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10nth) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten (10) days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten (10) days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings: The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint to serve as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE IV - DIRECTORS

Section 1. Board Management: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall consist of such number of persons as the Board of Directors shall determine from time to time, in its discretion. In the absence of the Board of Director's determination to change such number, the Corporation shall have three (3) Directors. Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal. Any Director may resign at any time by notice given in writing (including through Electronic Transmission) to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the Director in writing (including through Electronic Transmission) to the Corporation. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 2. Regular Meetings: Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on five (5) days' notice to all Directors, either personally or by mail, courier service, or through Electronic Transmission; special meetings may be called by the President or

Secretary in like manner and on like notice by written request (including by request through Electronic Transmission) to the Chairman of the Board of Directors.

Section 4. <u>Telephonic or Web Meetings</u>: Board of Director's meetings or committee meetings, regular or special, may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard, as may be determined by the Board of Directors. Attendance by a Director in a meeting through the relevant media pursuant to this Section 4 shall constitute presence in person at such meeting.

Section 5. <u>Quorum</u>: A majority of the total number of Directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 6. <u>Voting</u>: Except as otherwise expressly required by these By-Laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. <u>Consent In Lieu of Meeting</u>: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing (including through Electronic Transmission), and the consents are filed with the minutes of proceedings of the Board of Directors or committee in accordance with the DGCL.

Section 8. <u>Board Committees</u>: The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article IV.

Section 9. <u>Compensation</u>: Directors may receive equity compensation or such fees as the Board of Directors may determine from time to time. In addition, a fixed sum per Board of Directors or committee meeting and any expenses of attendance may be allowed for attendance at each regular or special meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation as an officer or employee and receiving compensation therefore.

ARTICLE V - OFFICERS

Section 1. <u>Executive Officers</u>: The executive officers of the Corporation shall be chosen by the Board of Directors. The initial officers shall be: President, Secretary, and Treasurer. The Board may choose one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary, and may delegate the selection of lesser officers to one or more executive officers of the

Corporation. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person, including a Director.

Section 2. Salaries: Salaries of all officers and agents of the Corporation shall be determined and fixed by the Board of Directors. The primary terms of such officers' and agents' compensation, responsibilities, obligations and other terms of employment shall be set forth in an employment agreement between the officer and the Corporation.

Section 3. Term of Office: Subject to the terms of any employment agreement between the Corporation and the officers, the officers of the Corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the Corporation will be served thereby.

Section 4. President: The President shall be chief executive officer of the Corporation, shall preside at all meetings of the stockholders, and shall have general and active management of the business of the Corporation. He or she may be an ex officio member of all committees if provided for by the Board of Directors, and shall have the general power and duties of supervision and management, the scope of which shall be set by the Board of Directors.

Section 5. Secretary: The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and act as clerk thereof, and record all votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He or she shall keep in safe custody the Seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 7. Delegation; Customary Powers: In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director. Each officer of the Corporation shall have in addition to the duties and powers specifically set forth herein such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

ARTICLE VI - CORPORATE RECORDS

Section 1. <u>Maintenance of Records</u>: Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall soconvert any records so kept upon the request of any person entitled to inspect such records pursuant toapplicable law.

Section 2. <u>Inspection Rights</u>: Any stockholder of record, in-person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two (2) years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. <u>Certification of Shares</u>: The shares of stock of the Corporation may or may not be represented by certificates; the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 2. <u>Transfers</u>: Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Any transfer of stock by a stockholder must be made in compliance with the Securities Act of 1933, as amended, as well as similar state securities laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 3. <u>Lost Certificates</u>: The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 4. <u>Dividends:</u> Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5. <u>Reserves:</u> Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII - INDEMNIFICATION AND ADVANCEMENT

Section 1. <u>Definitions:</u> Solely for purposes of this Article VIII, the following terms shall have the definitions set forth below:

(a) "<u>Disinterested Director</u>" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(b) "<u>Expenses</u>" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(c) "<u>Non-Officer Employee</u>" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(d) "<u>Officer</u>" means any person who serves or has served the Corporation as an officer appointed by the Board of Directors of the Corporation;

(e) "<u>Proceeding</u>" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

Section 2. <u>Indemnification of Directors and Officers:</u> Subject to the operation of Section 4 of this Article VIII, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's status or conduct as such, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

Section 3. <u>Indemnification of Non-Executive Employees</u>: Subject to the operation of Section 4 of this Article VIII of these By-Laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's status or conduct as such, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. <u>Good Faith</u>: Unless ordered by a court, no indemnification shall be provided pursuant to this Article VIII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 5. <u>Advancement of Expenses to Directors Prior to Final Disposition</u>:

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VIII shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of Expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 6. <u>Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition:</u>

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer and Non-Officer Employee in connection with any Proceeding in which such is involved by reason of such person's status and/or actions as such upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of Expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such Expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. <u>Contractual Nature of Rights:</u>

(a) The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VIII is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VIII shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

ARTICLE IX - AMENDMENTS

Section 1. These By-Laws may be supplemented, amended, or repealed by the Board or by a vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By Laws which under the DGCL, by the Certificate of Incorporation or by these By Laws requires action by the stockholders and (b) any alteration, amendment or repeal of these By Laws by the Board of Directors and any new By Law adopted by the Board of Directors may be altered, amended or repealed by the stockholders as set forth in this Section.

ARTICLE X - MISCELLANEOUS PROVISIONS

Section 1. <u>Checks:</u> All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. <u>Fiscal Year:</u> The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by the Board of Directors.

Section 3. <u>Delaware Chancery Forum Selection:</u> Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-Laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 4. <u>Notice:</u> Whenever notice is required to be given to any person by these By-Laws, such notice shall be deemed given effectively if given in person, by mail addressed to such person at such person's address as it appears on the records of the Corporation, by facsimile, or by any means of Electronic Transmission.

Section 5. <u>Waiver of Notice:</u> Whenever any written notice is required by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, including a communication sent by means of Electronic Transmission bearing the name of the person or persons entitled to notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

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EXHIBIT E – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
for
Common Shares of Iron Mountain Challenge, Inc.

The undersigned subscribing investor (the "Investor") hereby agrees as follows:

1.   Subscription for the Common Stock. Iron Mountain Challenge, Inc., a Delaware corporation (the "Company"), is offering shares of Common Stock of the Company (collectively, the "Common Shares" and each, a "Common Share") to certain investors in a Regulation Crowdfunding offering (the "Offering"). Investor hereby subscribes for and agrees to purchase Common Stock of the Company, in the aggregate amount (the "Total Purchase Price") set forth opposite the Investor's name on the signature page of this agreement (this "Subscription Agreement"). Investor has received and has carefully reviewed exhibits to this Subscription Agreement, the Stockholder Agreement of the Company dated as of March 10, 2022 attached hereto as Exhibit A (the "Stockholders Agreement") and accompanying financial information. The Investor acknowledges and understands that the net proceeds to the Company from the sale of the Common Shares will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the Investor on the company offering profile at: **https://invest-ironmountainchallenge.com.** Investor acknowledges that as a condition to Investor's subscription being accepted, Investor must become a party to the Stockholders Agreement by signing the Joinder found after the signature page to this Agreement.

2.   Risk. The Investor understands that investment in the Common Shares involves a high degree of risk and is suitable only for qualified investors. The Investor further understands that the Common Shares are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and Section 4A thereof and in the rules of Regulation Crowdfunding promulgated thereunder.

3.   Certain Acknowledgments and Agreements of Investor. The Investor undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Investor which takes place prior to or at the time of the acceptance of this subscription. Investor understands and acknowledges that:

(a)   The subscription for the Common Shares contained herein may be accepted or rejected, in whole or in part, by the Company in its sole and absolute discretion.

(b)   The Investor's investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of this transaction, does not exceed: (a) the greater of $2,200 or 5% of the lesser of the Investor's annual income or net worth if either the Investor's annual income or net worth is less than $107,000; or (ii) 10% of the lesser of the Investor's annual income or net worth, not to exceed an amount of $107,000, if both the Investor's annual income and net worth are equal to or more than $107,000.

(c)   There are restrictions on the Investor's ability to cancel his, her or its investment commitment in the Common Shares and obtain a return of his, her or its investment. The Investor may cancel his, her or its investment commitment in the Common Shares for any reason up to forty-eight (48) hours after the Company's acceptance of this Stock Purchase Agreement by its execution of the signature page hereto. If the Investor has not canceled his, her or its investment commitment in the Common Shares prior to such deadline, the Investor's purchase of the Common Shares shall be irrevocable by the Investor, and the investment will be documented through the receipt of an executed copy of this Stock Purchase Agreement, which will also be recorded and maintained on the books of the Company.

(d)   No federal authority of the United States or state authority of any state of the United States has made any finding or determination as to the fairness of an investment in the Company and no such authority has recommended or endorsed or will recommend or endorse the offering of the Common Shares by the Company.

(e)   The Investor understands that nothing in the Company's the offering materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with the Offering.

(f)   Investor represents and warrants to the Company that none of the following information has ever been represented, guaranteed, or warranted to Investor, expressly or by implication, by any broker, the Company, its directors, officers, agents or employees of the foregoing, or by any other person:

(i)   The appropriate or exact length of time that Investor will be required to hold the Common Shares;

(ii)   The percentage of profit and/or amount or type of consideration, profit, or loss to be realized, if any, as a result of an investment in the Common Shares; or

(iii)   That the past performance or experience of the Company, its directors, officers, or associates, agents, affiliates, or employees of the Company or any other person, or the lack of such experience, will in any way indicate or predict economic results in connection with the purchase of the Common Shares.

(g)   INVESTOR HAS RECEIVED, READ CAREFULLY AND UNDERSTANDS THIS AGREEMENT AND ALL OF ITS EXHIBITS AND HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT INVESTOR'S OWN ATTORNEY, ACCOUNTANT, OR INVESTMENT ADVISOR WITH RESPECT TO THE INVESTMENT CONTEMPLATED HEREBY AND ITS SUITABILITY FOR INVESTOR.

(h)   The Company has made and will make available to Investor and Investor's representative, if any, prior to the purchase of the Common Shares, the opportunity to ask questions of and receive answers from representatives of the Company concerning the financial data and business of the Company, to the extent that such parties possess such information or can acquire it without unreasonable effort or expense, and all such questions, if asked, have been answered satisfactorily and all such documents, if examined, have been found to be fully satisfactory. The Investor is satisfied that it has received adequate information concerning all matters which the Investor considers material to Investor's decision to purchase the Common Shares.

(i) Investor understands and acknowledges that (i) Investor must bear the economic risk of an investment in the Common Shares for an indefinite period of time; (ii) the Common Shares has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, the Common Shares may not be resold or transferred unless they are subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available; and (iii) Investor is purchasing the Common Shares, and any purchase of the Common Shares will be, for investment purposes only for Investor's account and not with any view toward a distribution thereof.

(j) Investor is aware and acknowledges that: (i) an investment in the Common Shares is speculative and involves a risk of loss of the entire investment and no assurance can be given of any income from such investment; (ii) the Company has not made and cannot make any representation or warranty as to the future operations or financial condition of the Company; (iii) any estimates of future operating results or financial forecasts of any kind with respect to the Company which may be contained in any documents or information furnished to the Investor may not be realized; (iv) that such estimates or forecasts are based on assumptions which may or may not occur; (v) that no assurances can be given that the actual results of Company operations or the financial condition of the Company will conform to such estimates or forecasts and that therefore the Investor should not rely thereon; (vi) that there is no assurance that the Company's operations will be profitable or will produce a positive cash flow; and (vi) there is no public market for, and there are substantial restrictions on the transferability of, the Common Shares and it may not be possible for Investor to liquidate the investment readily in case of an emergency.

(k) Investor has adequate means of providing for all current and foreseeable needs and personal contingencies and has no need for liquidity in this investment.

(l) Investor maintains a domicile or business at the address shown on the signature page of this Subscription Agreement, at which address Investor has subscribed for the Common Shares.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery.

4. Indemnification. Investor recognizes that the sale of the Common Shares to Investor is being made in reliance upon Investor's representations, warranties and acknowledgements set forth in this Agreement; and Investor hereby agrees to indemnify the Company, its directors, officers, and their Affiliates (as hereinafter defined) and the respective stockholders, partners, members, officers, directors, employees, agents and Affiliates of any of them, and their legal and financial advisors (each, an "Indemnitee") for, and to hold each of them harmless against, all liabilities, costs or expenses (including reasonable attorneys' fees) arising as a result of the sale or distribution of the Common Shares by Investor in violation of the Securities Act or any other applicable law. For purposes of this Section 4, "Affiliate" with respect to any individual or entity

("Person") shall mean (a) any Person directly or indirectly controlling, controlled by or under common control with such Person; or (b) any Person directly or indirectly owning or controlling 10% or more of the equity Common Shares in such Person. For purposes of this definition, "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. In addition, Investor agrees to indemnify the Indemnitees for, and to hold such Persons harmless from and against, any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they may be put or which they may incur by reason of or in connection with any misrepresentation made by the Investor with respect to the matters about which representations and warranties are required by the terms of this Subscription Agreement, or any breach of any such representations and warranties or any failure to fulfill any covenants or agreements set forth herein.

5.   Legends. Investor acknowledges and agrees that the Common Shares will bear substantially the following legends, and/or such other legends as the Company's legal counsel determines are necessary:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   Entire Agreement. This Subscription Agreement, including all exhibits and schedules hereto, sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges with and supersedes all prior discussions, agreements and understandings of any and every nature among them.

7.   Severability. In the event that any provision of this Subscription Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Subscription Agreement shall not be affected except to the extent necessary to delete such illegal, invalid, or unenforceable provision unless the provision held invalid shall substantially impair the benefits of the remaining portion of this Subscription Agreement.

8.   Headings. The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Subscription Agreement, nor shall they affect its meanings, construction, or effect.

9.   Counterparts. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

10.   Governing Law. This Subscription Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Connecticut.

11.   Miscellaneous. This Subscription Agreement (a) shall be binding upon the Investor and the heirs, personal representatives, successors, and assigns of Investor (provided that this Agreement and the rights and obligations of Investor hereunder are not transferable or assignable by Investor); and (b) shall survive the issuance of the Common Shares by the Company.

[Signature Page Follows]

The undersigned Investor has executed this Subscription Agreement for the amount stated below.

Subscription Amount:

Shares subscribed for:
Price per share: $1.00
Total subscription price:

_____

Name:

Date: _____

Address:

_____

_____

_____

Joinder Agreement

The undersigned, _____, as a condition precedent to becoming the owner or holder of record of _____ (_____) shares of Common Stock of IRON MOUNTAIN CHALLENGE INC., a Delaware corporation (the "<u>Company</u>"), hereby agrees to become a party to that certain Stockholders Agreement dated as of March __, 2022 by and among the Company and its shareholders. This Joinder Agreement shall take effect and shall become an integral part of, and the undersigned shall become a party to and bound by, such Stockholders Agreement as a "<u>Minority Shareholder</u>" immediately upon execution and delivery to the Company of this instrument.

This INSTRUMENT OF ACCESSION has been duly executed by or on behalf of the undersigned, as a sealed instrument under the laws of the State of Delaware, as of the date below written.

Signature:

_____
(Print Name)_____

Address:

_____
_____

Date: _____

Accepted:

IRON MOUNTAIN CHALLENGE, INCL

By:_____
James J. D'Elia
Its President

Date: _____

<u>Exhibit A</u>
Stockholder Agreement

(See attached)

ACCEPTANCE

Iron Mountain Challenge, Inc. hereby acknowledges receipt of $_____ from _____ as such subscriber's subscription pursuant to the terms of the Subscription Agreement for _____ shares of Common Shares of Iron Mountain Challenge, Inc., and hereby accepts the subscription.

Date: _____   IRON MOUNTAIN CHALLENGE, INC.

                                     By:_____
                                     James J. D'Elia
                                     Its President